Kindred Brands, Inc., Doing Business as Troupe

Annual Report

2017

Throughout this document, mentions of Kindred Brands refer to Kindred Brands Inc., a corporation formed on October 5, 2015 in Delaware (the "issuer"). The issuer's physical address is 82 N Main St., Suite X., Natick, MA 01760.

You may contact the issuer by emailing support@troupjewerly.com. This annual report is posted on the issuer's website, www.troupejewelry.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Kindred Brands, Inc., doing business as Troupe ("Kindred Brands"), is a corporation formed on October 5, 2015 in Delaware. The issuer's physical address is 82 N Main Street, Suite X., Natick, MA 01760. The issuer's website may be accessed at www.troupejewelry.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

ANDY FOX

Board positions with Kindred Brands

Dates	Position	Principal occupation
10/2015 - Current	Director	CEO

Positions with Kindred Brands

Dates	Position	Responsibilities
10/2015 - Current	CEO	Operate company

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
12/2011- 07/2015	Kisty Lane	*Title*: CEO
		Principal Business: Apparel & Accessories

Responsibilities: Operate company

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Andy Fox owns 80,000 shares of Common Stock, representing 80.46% of voting power.

4. Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

As a higher percent of commerce moves from brick and mortar to online transactions, savvy retailers compete by hyper-targeting. Rather than asking a consumer to browse and choose from a list of pre-made items that may not have appeal, online retailers can instead stock their stores with niche items and market directly to consumers that have interest in said niches. Retailers can find the audience for these niches by advertising on platforms such as Facebook where they can target audiences with specific interests.

For example, rather than selling a purse with a generic decorative print, the retailer can offer a purse with an Eiffel Tower print and target Facebook users who are Paris enthusiasts.

The challenge becomes how does the online retailer source products to service its audience?

One way is to find products in China that fit the bill. The products are typically drop shipped from China so the retailer doesn't incur inventory costs and risk, however, the choices while broader are still quite limited.

The answer lies in one of the fastest growing segments of the retail supply chain referred to as the "on-demand products" segment. The supplier that will take any image and apply it onto a product image to create a virtual product photo. The retailer will offer the product for sale, and then when a customer buys it, manufacture and drop ship the product to the customer.

Today, the on-demand products market is largely full of novelty items, such as t-shirts and mugs. But it is rapidly expanding into higher quality apparel and home good items such as silk scarfs and throw pillows. As on-demand manufacturing gets cheaper, many predict that since on-demand products offer unprecedented, super-cost effective targeting capabilities, that most products will move in this direction.

Kindred Brands is focused on providing products and solutions to feed the rapidly-growing on-demand market. Today Kindred Brands supplies the finest jewelry products into the space. Kindred Brands has developed a proprietary process to apply artwork with an enamel like finish onto a metal charm, pendant, ring or earring of any shape.

Today, Kindred Brands largely sells through 3rd-party platforms that acquire on-demand retailers. In 2018, Kindred Brands has a pipeline of platforms which are about carry the Kindred Brands Products and we believe will expand our volume significantly.

Kindred Brands is also looking to expand beyond jewelry into other products and potentially software to aid retailers in discovering high-demand products, high-demand graphics for products, create better product imagery, distributing their products on a broader set of retail platforms.

Previously, had spent a fair amount of time and resources making tools to allow consumers and sellers alike to make 3D jewelry. This capability did not result in the demand expected and has been deprecated in favor of the activities described above.

5. How many employees does the issuer currently have? (§ 227.201(e))

0

6. Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

1. While our technology is complex and proprietary, competitors could emerge with a stronger offering.
2. Key service providers and consultants could depart, causing delays, which could result in business failure.
3. Market demand may not materialize.
4. Costs in our supply chain may escalate, causing the price to become dramatically less attractive to our customers.
5. The company could run out of money before it can raise more, become profitable, or is able to generate a partner for a profitable purchase.
6. Kindred is not profitable and is being funding by its CEO. If growth isn't demonstrated or anticipated, the company's funding source could dry up.

7. Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Terms
Common Stock	190,000	90,507	Yes	
Restricted Stock	10,000	8,925	No	

Warrants, Options, and Other Rights:

Class of security	Securities Reserved
Common Stock	19,500

Non-Negotiable Convertible Promissory Notes (the "Notes") were issued in the aggregate amount of $200,000, for which we received cash proceeds of $200,000. Interest accrues on the Notes at the rate of 8%. The Notes are convertible into future shares of common stock of the company at a 20% discount rate of a successful offering of common stock in excess of $700,000. 19,500 shares of common stock are reserved for such conversion. The company recognized a debt discount upon the issuances of the Notes, which is being recognized into interest expense over the life of the Notes.

8. Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise of rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of you investment in the securities that you purchase, and you may never see positive return.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

In trying to disrupt the jewelry industry, driving it to self-service design, Troupe has made a significant investment in software development. Specifically, we've invested heavily in developing computer-vision, real-time photorealistic rendering, and mobile CAD technology. We've also invested in processes for rapid, cost-effective, high-volume mass customization. We feel that we have developed a large "moat" that will make it challenging for competitors to win significant share against us. Currently, the company is ramping its revenue growth and starting to see significant repeat customer orders. We've just closed a relationship with one of the most influential design firms in Lane Tabb Design to use our platform to design and fulfill goods for her brands and partners. Our pipeline of tier 1 and 2 retailers considering integration with our platform is growing. Beyond progress, this founding team has significant experience in delivering sizable returns for its stakeholders in 4 previous deals. According to Angel List, the average valuation of an angel-stage deal on their platform is $4.1MM. Further, the average retail technology deal on the platform is $4.7MM.

10. Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

If a new security is issued, it may dilute percent ownership. If a new security is issued under a lower valuation, it may result is a reduction of investment value. Any type of change of control could result in a gain, or a loss.

Those investors who purchased common stock through Netcapital have a minority ownership in Kindred Brands and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Andy Fox	$267,757	0.000%	N/A	
Ben Littauer	$10,000	8%	10/31/2018	
Bjorn Kotch	$60,000	8%	10/31/2018	
Jefferson Investors	$25,000	8%	10/31/2018	
Thaddy Webber	$75,000	8%	10/31/2018	
Alexander Gruner	$30,000	8%	10/31/2018	

Conversion on financing event of $700,000 or greater at 20% discount or $3,000,000 whichever is more favorable.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date	Exemption	Type of securities	Amount sold	Use of proceeds
01/2016	Reg. D 504(b)(1), not (i), (ii), or (iii)	Debt	$95,000	General Operations
07/2016	Reg. D 504(b)(1), not (i), (ii), or (iii)	Debt	$105,000	General Operations
01/2017	4(a)(6)	Common Stock	$20,280	Working Capital

14. Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or been proposed.

15. Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

The Company's financial results to date do not reflect what management sees going forward. The company's current revenue producing product was launched late in the 3rd quarter of 2017. The market has been much more favorable with this new product expects to drive considerable growth in 2018.

While the company has no available cash, the CEO is seeing the growth, and as of this point is continuing to invest in supporting the growth of the business.

2016:

In the fiscal year of 2016, Kindred Brands used its capital to build out a sophisticated 3D CAD tool to allow consumers to upload images – which would be converted to 3D and ultimately made into jewelry pieces. As Kindred Brands moved into the selling phase of its business, it acquired many resellers who were eager to try to market the product. However, it became clear that the amount of effort required to create a custom 3D piece of jewelry, while much easier with Kindred Brands than ever before, was still more significant than most resellers wanted to invest in. For our resellers, the alternative to selling our 3D products was to focus on uploading images and have them be printed onto to a variety of novelty items such as t-shirts and mugs.

As a result, we were unable to grow to the extent that we had hoped. By the end of 2016, Management decided that it would need to come up with a new product strategy in early 2017.

Kindred Brands used its capital raising efforts to fund its 3D CAD product development and was able to fund its operations with some help from its Founder, Andy Fox.

From a capitol standpoint, Kindred would need more capital than it had raised to develop a new product strategy, and it would rely on its founder, Andy Fox, to fund. It exited 2016 with $1,230 in cash.

Kindred Brands produced revenue of $9,840.76 and needed a new product strategy for 2017 to grow further.

2017:

In the fiscal year of 2017, Kindred Brands used funding from its founder, Andy Fox to shift the product focus to a new type of (proprietary) print-on-demand jewelry product. The product was received well, and landed one significant customer. Kindred Brands started selling the new product in mid 2017. Through the back ½ of 2017, Kindred needed to reduce its cost of manufacturing to be competitive with other product categories and it expects to move to manufacture its goods overseas beginning in mid 2018. Kindred preemptively lowered its pricing (at the expense of margin) in line with its would-be reduced costs to acquire customers and had lined up 3 new customers for the first ½ of 2018. Kindred Brands now feels, for the first time, it has a product with broad appeal that is priced right for the market. It will look to introduce more products in late 2018 such as picture frames and hand bags, using the same delivery mechanisms and printing process currently deployed for its jewelry.

It is unlikely Kindred Brands will be profitable in 2018, but looking toward the second ½ of 2019 to reach profitability.

Kindred Brands will likely continue to be funded by its founder, Andy Fox until it reaches profitability and continue to operate with little working capital as a result of this funding.

Kindred Brands had revenue of $39,782 in 2017.

The Company's financial results to date do not reflect what management sees going forward. The company's current revenue producing product was launched late in the 2nd 1/2 of 2017. The market has been much more favorable with this new product expects to drive considerable growth in 2018.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements enclosed in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Kindred Brands has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Kindred Brands will file a report electronically with the SEC annually and post the report on its web site (www.troupejewelry.com) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

Kindred Brands, Inc.

Doing Business as Troupe, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Andy Fox, certify that the financial statements of Kindred Brands included in this Form are true and complete in all material respects.

/s/ Andy Fox

_____

Name: Andy Fox

Title: Chief Executive Officer

Date: April 25, 2018

Financial Statements 2017

2017 Income Statement

Statement of Coprehensive Loss
Year Ended December 31, 2017
(Unaudited)

Revenue	$	39,782
COGS		(14,473)
Gross Income		25,309
Expenses		
Marketing		10,109
Finance		4,630
IT		76,821
Accounting		1,294
T&E		1,847
Facilities		5,500
Samples		1,181
Shipping		1,827
HR		401
General Office		1,516
Other		648
Total Expenses		(105,775)
Net loss	$	(80,466)

Statement of Changes in Equity
Year Ended December 31, 2017
(Unaudited)

	Common Stock Shares	Common Stock $	
Balance at December 31, 2016	95,107	$	951
Issuane of Common Stock	-		-
Issuance of Restricted Common Stock	4,325		43
Net loss	-		-
Balance at December 31, 2017	99,432	$	994

Balance Sheet
December 31, 2017
(Unaudited)

Asssets

Cash	$	2,690
Inventory		64,451
Total Current Assets		67,141
Property and Equipment, Net		116,036
Total Assets	$	183,177

Liabilities and Stockholder's Defecit

Current Liabilities:

Due to Owner	$	267,757
Total Current Liabilities		267,757
Convertible Notes Payable		223,630
Total Liabilities		491,388

Stockholder's Defecit

Common stock, $.01 par value, authorized
200,000 shares, 99,432 issued and

outstanding		994
Additional Paid-in Capital		142,173
Accumulated Defecit		(451,378)
Total Stockholder's Defecit		(308,211)

Total Liabilities and Stockholder's Defecit	$	183,177

Statement of Cash Flows
Year Ended December 31, 2017
(Unaudited)

Net loss	$	(80,466)
Increase in Due to Owner		97,828
Decrease in Inventory		(36,182)
Net Cash Used in Operating Activities		(18,819)
Proceeds from sale of equity		20,280
Net Cash From Financing Activities		20,280
Net increase in cash		1,461
Cash at Beginning of Period		1,230
Cash at End of Period	$	2,690

Financial Statements 2016

KINDRED BRANDS
STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AS OF DECEMBER 31, 2016

ASSETS

Cash	$	1,230
Inventory		20,988
Total Current Assets		22,218
Property and equipment, net		116,036
Total Assets		$138,254

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:

Accrued interest payable	$9,333
Accounts Payable	-
Due to owner	169,929
Total Current Liabilities	179,262
Convertible notes payable	207,065
Total liabilities	386,327

Stockholders' deficit:

Common stock, $.01 par value, authorized 200,000

Additional paid-in capital		121,893
Accumulated deficit	-	370,912
Total Stockholders' Deficit		-248,073
Total Liabilities and Stockholders' Deficit		$138,254

KINDRED BRANDS, INC.
INCOME STATEMENT
(Unaudited)

	2016
Revenue	9840.76
Inventory	16721.43
COGS	19261.04
GROSS PROFIT	-26141.71
Advertisting	4230
Banking	6127.59
Cap Ex	4016.39
Misc	10359.19
Facilities	12791.76
Financing Expenses	1960.7
HR	135
IT	2789.96
Legal	3235.65
Office Supplies	99
Samples	196.74
Software Services	162276.37
T&E	6261.21
Utilities	628.15
Total Expenses	215107.71
Net Icome	-241249.42

KINDRED BRANDS, INC.
CASH FLOW STATEMENT
(Unaudited)

	2016
Cash flow from operations	9840.76
Total Expenses	215107.71
Net Icome	-241249.42
Net Cash Used In Operating Income	-241249.42
Proceeds From Equity	42500
Proceeds From Debt	199979
Net Cash from Financing	242479
Cash at beginning of period	0
Cash at end of period	1229.58

KINDRED BRANDS
STATEMENT OF CHANGE IN EQUITY (UNAUDITED)
AS OF DECEMBER 31, 2016

	Common Stock Shares	Common Stock $	Additoinal Paid In Capital	Accumulated Defecit	Total Owner Defecit
Balance at 12-31-2015	94,600 $	946 $	121,893 -$	129,663 -$	6,824
Issuance of Common Stock	- $	-	0 $	- $	-
Net Loss				-241249 -$	241,249
Balance 12-31-2016	95,107 $	946 $	121,893 -$	370,912 -$	248,073